NETLIST, INC.

475 Goddard

Irvine, California 92618

November 27, 2006

VIA EDGAR AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:	Netlist, Inc.
Registration Statement on Form S-1 (File No. 333-136735)

Dear Sir or Madam:

Pursuant to Rules 461 and 430A under the Securities Act of 1933, as amended, Netlist, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (No. 333-136735) be accelerated to November 29, 2006, at 4:00 p.m. Eastern time, or as soon as practicable thereafter.

In addition, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form 8-A filed with the Securities and Exchange Commission on November 27, 2006, be accelerated so that it will coincide with the effective date of the Registration Statement on Form S-1 referred to above.

Thank you for your cooperation and assistance in this matter.

Sincerely yours,

NETLIST, INC.

By:	/s/ Lee Kim
Lee Kim
Vice President, Chief Financial Officer
and Secretary